

Mail Stop 3561

December 29, 2008

Mr. Georgios Koutsolioutsos
Chairman of the Board of Directors
Seanergy Maritime Holdings Corp.
1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece

> **Re:**     **Seanergy Maritime Holdings Corp.**
>         **Amendment No. 1 to Registration Statement on Form F-1**
>         **Filed December 12, 2008**
>         **File No. 333-154952**

Dear Mr. Koutsolioutsos:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

You state that the risk factors section of your filing begins on page 13, which is incorrect. Please correct this error on your cover page and on page 10 of your filing.

Prospectus Summary, page 1

Vessel Acquisition by Seanergy, page 1

Revise the first paragraph to disclose the purchase price of the vessels by the entities that sold them to Seanergy, which appears to be approximately $250 million. See F-62. Also, if the earn out shares discussed will be earned if the vessels currently under charter merely receive amounts already contracted under charter at the time of the acquisition by Seanergy, please disclose that fact.

Restis Industry History and Relationship, page 6

Please revise to include chart of all affiliated entities involved with Seanergy and have footnote disclosure explaining the Restis family ownership of each.

Voting Agreement, page 7

You state that upon the occurrence of your 2008 annual meeting of shareholders, your board of directors will increase in number to 13 directors, with six directors named by the Restis affiliate shareholders, six directors named by the founding shareholders, and one director jointly selected. Please disclose the date of your anticipated shareholder meeting and update your filing with the new names of the directors, if any. Also they will need to sign the next amendment.

Risk Factors, page 14

Servicing debt will limit funds …, page 15

You state in your Response to Comment 20 that based on current estimates, you need to dedicate 43% of your cash flow from operations to debt repayment. Please disclose this percentage in the Summary as well as the risk factor relating to your ability to dedicate funds to purposes other than servicing debt. Revise the liquidity section of your MD&A to discuss this as well as the known trend of sharply lower charter rates or advise us why it is unnecessary.

Following the completion of the dissolution and liquidation, page 23

Here, and elsewhere where the share ownership of the Restis family is mentioned, please quantify the number of shares purchased "because a substantial number of shareholders were likely to vote against the approval" of the acquisition, counting all shares purchased prior to the acquisition after the acquisition was announced as being in this category. Also quantify the number of shares in categories (ii) and (iv).

Charter rates in the dry bulk shipping market …, page 25

Please update this risk factor to reflect current market conditions. For example, please delete the phrase "charter rates in the dry bulk shipping market are at historically high levels" or provide support for it.

Charter Party Agreements, page 35

Please revise, if true, to clarify that SAMC has contracts with bona fide third parties for the 11-13 month timeframe which enable it to make the payments without using borrowed or other funds. Also, provide the names of the third parties and the termination dates of their leases in month/year format or tell us why such disclosure is not material. It is insufficient to say that your affiliate bears the risk of losing money.

**********

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Chanda DeLong at (202) 551-3490 or me at 202-551-3750 with any questions.

Sincerely,


Max A. Webb
Assistant Director


cc:     Mitchell S. Nussbaum
        Loeb & Loeb LLP
        Via facsimile (212) 407-4990